[redacted]

13014621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-24255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET - 26TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH C. GAWRONSKI 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

21 LOCUST AVENUE - SUITE 2D-1 (Address) NEW CANAAN (City) CT (State) 06840-4735 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH C. GAWRONSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSENBLATT SECURITIES INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2014

Signature

PRESIDENT & CHIEF OPERATING OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (the Company) (an S Corporation) as of December 31, 2012. Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 27, 2013

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

ROSENBLATT SECURITIES INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2012

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK
NEW CANAAN, CONNECTICUT

ROSENBLATT SECURITIES INC.

INDEX

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash & cash equivalents	$ 835,469
Receivable from broker-dealers and clearing organizations	1,562,956
Due from non-affiliated company	16,095
Investment in RSI Europe Ltd	75,054
Furniture and equipment, net of accumulated depreciation of $1,724,183	286,676
Loans receivable - employees	163,000
Security deposits	521,547
Prepaid expenses	50,706
TOTAL ASSETS	$ 3,511,503

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 439,611
Accrued expenses	84,500
Payable to clients	57,973
Bonuses payable	2,245,670
TOTAL LIABILITIES	$ 2,827,754
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	681,223
TOTAL SHAREHOLDERS' EQUITY	$ 683,749
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,511,503

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. (RSI) was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, BATS Trading, DirectEdge, ISE, the National Futures Association (NFA) and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing both the buy-side and sell-side, as well as corporates repurchasing their shares. With respect to the buy-side, the firm represents traditional institutions, quants and portfolio trading customers in NYSE- and Nasdaq-listed equities and ETF markets through its upstairs trading desk and NYSE trading floor operation. With eight trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state-of-the-art upstairs trading facility. With respect to the sell-side, RSI provides NYSE execution and DMA services. In the first quarter of 2012, the technology services agreement through which RSI had significantly expanded its sell-side DMA business starting in June of 2010 was terminated as its service provider opted to begin offering its own brokerage services. The drop in revenues RSI experienced in 2012 was nearly entirely attributable to the change in this segment. Given the low-margin nature of this business and the commission sharing arrangement that we continue to have with this broker, profit was not similarly impacted.

In February 2012, RSI hired a team to begin providing execution services in the US options markets and complementary trading/hedging strategies to clients. RSI also began providing market and sector coverage to clients, with the addition of a macro strategy team in March 2012, an exchanges analyst in June 2012 and an energy analyst in February 2013.

RSI has been at the forefront of embracing automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than twenty years ago to offering DMA and sophisticated algorithmic tools today. In 2003, the Company formed a subsidiary corporation in Ireland, with an office in Dublin, to function as an introducing broker in an effort to expand its customer base to the European Union. RSI also provides market structure, transaction analytics, and financial technology advice to customers, as well as renders consulting and investment banking services to exchanges and other capital markets participants.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis or straight line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is computed on the life of the leasehold, generally 5 years. Maintenance and repairs are expensed as incurred. Depreciation and amortization expense would not be materially different if calculated using the straight-line basis only. For the year 2012 $ 60,278 of acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices. All new acquisitions are depreciated on a straight line basis. Depreciation and amortization expense on property and equipment was $ 74,715 during 2012.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverabilty of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairments during 2012.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary

course of business.

(F) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities."

(G) The investment in RSI Europe Ltd, the offshore subsidiary, is shown as an asset pursuant to the equity method of accounting. RSI has an 85% ownership interest in RSI Europe Ltd. Any annual unrealized gain or loss resulting from foreign currency transactions is included in net income.

(H) The Company's Anti-Money Laundering Program (AMLP) audit was completed during December 2012 pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit was conducted by another independent firm in accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The audit was for the period through December 2012. The independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

(I) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firms.

(J) Since the company is an S Corporation, all profits and losses flow through to the shareholders.

(K) The $95,000 letter of credit to Vornado Realty Trust (the Company's landlord) is not recorded on the balance sheet and is not considered in the computation of the Company's net capital requirements.

(L) The Company does not enter into financial instruments for trading or speculative purposes.

(M) Goldman Sachs, one of the Company's clearing brokers, clears the substantial majority of the trades executed by the Company on behalf of its customers. As of December 31, 2012 Goldman Sachs accounted for 67% of the Company's total accounts receivable. Commission revenue through Goldman Sachs accounted for 66% of the Company's total commission revenue and 58% of the Company's total revenues.

The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, and collection terms.

(N) The Company is subject to lawsuits, investigations and other claims related to its operations and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities are made when the risk is reasonably possible or probable. As of December 31, 2012 there were no reserves or disclosures required.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor or DMA/smart routing systems during December 2012 and received in January 2013.

The receivable from clearing organizations represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2012 and received in January 2013.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: SECURITY DEPOSITS

During 2008 the Company entered into agreements with two clearing firms. In addition an escrow deposit was made during 2008 as a DTCC member. The Company made security deposits in the amount of $609,902 during 2008 with the clearing firms and NSCC. The security deposits have been increased for interest earned during subsequent periods.

Effective September 1, 2012 the Company terminated its Clearing Agreement with Merrill, Lynch. On November 28, 2012 Merrill Lynch returned the $100,000 security deposit the Company maintained with them.

At December 31, 2012 security deposits totaled $ 521,547.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The tax provision for 2012 is $5,486.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock. The New York City Alternative income tax for 2012 is $41,566. The Company accrued $35,186 for 2012 New York City Corporation tax. $2,435 was over-accrued and paid as estimated tax during 2011 and credited to 2012. The under-accrual of $3,945 will

be paid when the 2012 New York City General Corporation Tax Return is filed.

As of December 31, 2012 the Company has charitable contribution carryovers of $95,386. Charitable contribution carryovers are available to the five succeeding years. Charitable contributions are limited to 10% of the Company's taxable income for the year. These charitable contribution carryovers will expire beginning in 2013 through 2016.

As of December 31, 2012 the Company had $101,284 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes, the New York City tax loss carryforwards will expire in 2029.

NOTE 6 COMMITMENTS

The Company entered into a "Fifth Amendment of Lease" on September 28, 2012 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The term of the amended lease will expire on November 30, 2018. Pursuant to the lease the Company is liable for 1.7454% of the real estate tax and 1.8368% of the operating expenses of the building and subject to an escalation clause.

The annual rent for the premises is payable in advance in equal monthly installments of $36,656 through May 31, 2013. Commencing on June 1, 2013 and ending on the new expiration date, the annual rent will decrease to $28,857 per month.

Pursuant to a "Services and Cost Sharing Agreement" entered into with Penserra Securities LLC, the Company received $7,287 in annual rents during 2012 (see Note 9).

On August 25, 2006 the Company set up a $95,000 Standby Letter of Credit in favor of its Landlord in lieu of a deposit. On February 14, 2012 the Standby Letter of Credit expiration date was extended to May 31, 2013.

The Company also leases office space in Irvine California on a contract basis expiring on June 30, 2013.

Future minimum operating lease payments required as of December 31, 2012 for each of the years for the five years ending December 31, 2018, and thereafter are as follows:

Year	Rental Amount
2013	$ 441,838
2014	378,683
2015	346,283
2016	346,283
2017	346,283
Thereafter	317,426
Total	$ 2,176,796

NOTE 7: TRADING LICENSES

During the calendar year 2012 the Company maintained eight trading licenses with the NYSE. The annual price for each trading license was set at approximately $28,750 per year for 2012. Trading licenses are renewed each year. Trading license fees are billed monthly and are cancelable with a one month notification. The annual fee of $ 28,750 is prorated for the portion of the year during which the trading license would be outstanding.

During December 2012 the Company received a $9,000 credit for the effects of Hurricane Sandy on the NYSE trading facility.

NOTE 8: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission, and Regulation 1.17 under the Commodity Futures Trading Act. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2012, the Company had net capital of $2,216,130 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $ 188,517 by $ 2,027,613.

Minimum net capital pursuant to CFTC Rule 1.17 is $188,517. As of December 31, 2012 the Company's net capital exceeded the minimum net capital requirements computed pursuant to CFTC Rule 1.17 by $2,027,613.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission or Regulation 1.16 under the Commodity Futures Trading Act.

NOTE 9 RELATED PARTY TRANSACTION

The Company entered into a "Services and Cost-Sharing Agreement" with Penserra Securities LLC a New York Limited Liability Company with certain members in common on November 30, 2007. Pursuant to the agreement, during 2012, Penserra rented facilities from Rosenblatt Securities located at 20 Broad Street in New York City and utilized certain administrative and other services in compliance with FINRA Notice to Members 03-63. Penserra terminated the office rental provision of the agreement during April 2012. The other provisions of the agreement include payment for data consulting, use of personnel and allocated health insurance. The remainder of the agreement can be terminated with 90 days written notice.